United States securities and exchange commission logo





                              October 16, 2023

       Mark C. Jensen
       Chief Executive Officer
       American Acquisition Opportunity Inc.
       12115 Visionary Way, Suite 174
       Fishers, IN 46038

                                                        Re: American
Acquisition Opportunity Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-4
                                                            Filed October 6,
2023
                                                            File No. 333-268817

       Dear Mark C. Jensen:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 7 to Registration Statement on Form S-4 Filed October 6,
2023

       UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS, page 49

   1. We note that the pro forma statements of operations on pages 49 to 51 do not reflect in the
                                                        Royalty column the
restatement to record amortization expense on intangible assets for the six month period
ended June 30, 2023 and therefore the amounts for Royalty Net loss do not agree with the
net loss provided on page F-41. Please revise in an amended filing.
       Royalty Interim Financial Statements, page F-40

   2. It appears the correction of the understatement errors of amortization expense on intangible assets are
quantitatively material to your interim financial statements. As such, please revise your
interim financial statements in an amended filing to disclose prominently, on the
face of the interim financial statements, that they have been restated
 Mark C. Jensen
American Acquisition Opportunity Inc.
October 16, 2023
Page 2
      and additionally provide a note to the financial statements that thoroughly explains and quantifies the revisions made (showing the effect of the correction on each relevant financial statement line item) in accordance with Accounting Standards Codification
      (ASC) 250-10-50-7. In addressing this comment, be sure to give consideration to your restatement of both the 3-month and 6-month interim periods ended June 30, 2023 with respect to your income statements.
NOTE 3B - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS AS
OF December 31, 2022, page F-66

3. We note that you have restated your financial statements on pages F-59 through F-62 to correct errors related to your accounting for intangible assets whereby the restated
      financial statements now reflect the impact of recording amortization expense on intangible assets. Please revise your note 3A and/or 3B to disclose the nature of the error
      (e.g., understatement of amortization expense on intangible assets) and the effect of the correction on each financial statement line item on your various financial statements (e.g.,
      Intangible assets, net of accumulated amortization, total assets and total stockholders'
      equity on your balance sheet, amortization expense of intangibles and net loss on your consolidated statements of operations, etc.). Reference is made to ASC 250-10-50-7.
      Please revise in an amended filing or otherwise advise.
NOTE 7 - INTANGIBLE ASSETS, page F-68

4. Please confirm that you will enhance your disclosure related to intangible assets to meet the requirements of ASC 350-30-50-2 for your future filings after the completion of your de-SPAC transaction. Additionally, in an amended filing on Form S-4, you may simply disclose within Note 7 the amount of estimated aggregate amortization on intangible assets for calendar year 2023.
       Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameMark C. Jensen
                                                            Division of
Corporation Finance
Comapany NameAmerican Acquisition Opportunity Inc.
                                                            Office of Real
Estate & Construction
October 16, 2023 Page 2
cc:       Joan S. Guilfoyle, Esq.
FirstName LastName